United States securities and exchange commission logo





                              July 13, 2020

       Daniel E. Gorski
       Chief Executive Officer
       Texas Mineral Resources Corp.
       539 El Paso Ave.
       Sierra Blanca, TX 79851

                                                        Re: Texas Mineral
Resources Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed June 30, 2020
                                                            File. No. 000-53482

       Dear Mr. Gorski:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed June 30, 2020

       Security Ownership of Certain Beneficial Owners and Management and Related Stockholder
       Matters
       Change in Control, page 14

   1. We note that "substantially all of [your] assets consist of the Round Top Project" and that under the terms of the
2019 Option Agreement, USA Rare Earth has "the exclusive right to earn and acquire a
70% interest, increasable to an 80% interest, in the Round Top
                                                        Project." Please tell
us the basis for your assertion on page 14 that "[t]he Company is not aware of any
arrangement that might result in a change in control in the future."
                                                        Alternatively, please
revise your disclosures to disclose any potential change of control from the fulfillment of
the 2019 Option Agreement.
 Daniel E. Gorski
Texas Mineral Resources Corp.
July 13, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.



                                                          Sincerely,
FirstName LastNameDaniel E. Gorski
                                                          Division of
Corporation Finance
Comapany NameTexas Mineral Resources Corp.
                                                          Office of Energy &
Transportation
July 13, 2020 Page 2
cc:       Daniel Gorski
FirstName LastName